SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[April 15, 2005]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURES
Metso Corporation’s first quarter in 2005 clearly better than in 2004

SIGNATURES

Date  April 15, 2005

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:

Olli Vaartimo Executive Vice President and CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation

Metso Corporation’s first quarter in 2005 clearly better than in 2004

(Helsinki, Finland, April 15, 2005) – Metso Corporation (NYSE: MX; OMX: MEO)

Metso Corporation’s operating profit (EBIT) for January-March 2005 in accordance with the IFRS will be over EUR 50 million according to preliminary, unaudited information. In the first quarter of 2004, Metso Corporation’s result in accordance with the IFRS was negative.

Metso Minerals and Metso Automation clearly improved their profitability in the first quarter of 2005 in comparison to the corresponding period last year.

Also Metso Paper’ s operating profit improved from the corresponding period in 2004, which was burdened by nonrecurring costs. In the first quarter of 2005, Metso Paper did not book any additional costs for measures related to the business concept renewal program that was initiated in 2004.

The tax-free capital gain of approximately EUR 18 million related to the divestment of Metso Drives will be booked in the second quarter of 2005.

The positive profit performance in the first quarter will help attain the financial targets set for Metso Corporation for 2005, that is a 6 percent operating profit and a 12 percent return on capital employed.

Metso will publish its interim review on Wednesday, April 27, 2005.

Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.

For further information, please contact:
 Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Kati Renvall, Vice President, Corporate Communications, Metso Corporation, tel. +358 204 84 3212

or

USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by ”expects”, ”estimates”, ”forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins (2) the competitive situation, especially significant technological solutions developed by competitors (3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement (4) the success of pending and future acquisitions and restructuring.